As filed with the Securities and Exchange Commission on August 23, 2021

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CRAWFORD UNITED CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	3823	34-0288470
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10514 Dupont Avenue

Cleveland, Ohio 44108

(216) 243-2614

(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian E. Powers

President and Chief Executive Officer

Crawford United Corporation

10514 Dupont Avenue

Cleveland, Ohio 44108

(216) 243-2614

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Terrence F. Doyle	Jonathan H. Talcott
Kristofer K. Spreen	E. Peter Strand
Calfee, Halter & Griswold LLP	Nelson Mullins Riley & Scarborough LLP
The Calfee Building	101 Constitution Avenue NW, Suite 900
1405 E. 6th Street	Washington, D.C., 20001
Cleveland, Ohio 44114 Telephone: (216) 622-8200	Telephone: (202) 689-2800 Facsimile: (202) 689-2860

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Class A Common Shares, without par value	1,150,000	$35.00	$40,250,000	$4,391.28

(1)	Includes 150,000 Class A common shares issuable upon exercise of an option to purchase additional shares granted to the underwriters.
(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sale prices per share of the Class A common shares on the OTC Pink Open Market on August 16, 2021.

The Registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on a date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 23, 2021

PRELIMINARY PROSPECTUS

CRAWFORD UNITED CORPORATION

Class A Common Shares

We are offering                  of our Class A common shares.

Our Class A common shares are currently quoted on the OTC Pink Open Market under the symbol “CRAWA.” On August 16, 2021, the last reported sale price for our Class A common shares was $35.00 per share. We have applied to list our Class A common shares on The Nasdaq Capital Market under the symbol “CUC.” No assurance can be given that our application will be approved or that a trading market will develop.

Investing in our Class A common shares involves certain risks. See “Risk Factors” beginning on page 8 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Crawford United Corporation, before expenses	$	$

(1) The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting.”

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to                 additional Class A common shares less underwriting discounts and commissions, solely to cover overallotments, if any.

Delivery of the Class A common shares is expected to be made on or about                 , 2021.

B. Riley Securities

The date of this prospectus is               , 2021.

You should rely only on the information contained in this prospectus and any free writing prospectus that we have authorized for use in connection with this offering. Neither we nor the underwriters have authorized anyone to provide you with information that is different. We are offering to sell, and seeking offers to buy, the securities covered hereby only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities covered hereby. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should also read and consider the information in the documents to which we have referred you under the caption “Where You Can Find More Information” in the prospectus. In addition, this prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”

No action is being taken in any jurisdiction outside the United States to permit a public offering of the Class A common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

Unless the context otherwise requires, all references to “Crawford United,” “we,” “us,” “our,” “our company,” or “the Company” in this prospectus refer to Crawford United Corporation, an Ohio corporation, and its subsidiaries, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

This prospectus contains trademarks, trade names, service marks and service names of Crawford United Corporation and other companies.

i

PROSPECTUS SUMMARY

This summary highlights information about us, this offering and selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus and the documents incorporated by reference herein, including our financial statements and the related notes and the information set forth under the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Business Overview

Our Company

Crawford United Corporation is a growth-oriented holding company providing specialty industrial products to diverse markets, including healthcare, aerospace, defense, education, transportation, and petrochemical. Founded in 1910, we currently operate two business segments.

●

Our Commercial Air Handling Equipment segment is a leader in designing, manufacturing, and installing highly customized, large-scale commercial, institutional, and industrial air handling solutions, primarily for hospitals and universities.

●

Our Industrial & Transportation Products segment provides highly engineered precision components to customers in the aerospace and defense industries, as well as a full line of branded metal, silicone, plastic, rubber, hydraulic, marine and fuel hose products.

Acquisitions are a key component of our growth strategy. Since 2016, we have acquired the following companies:

●

Federal Hose Manufacturing LLC. A premium quality supplier of metal, silicone and hydraulic hoses to diverse industries, including marine, industrial, trucking, and aerospace applications, throughout North America. (Acquired July 2016.)

●

Air Enterprises. A leader in custom engineered air handling solutions for commercial, industrial, and institutional needs, with significant market share in healthcare and education. (Acquired June 2017.)

●	CAD Enterprises, Inc. Specializes in precision aerospace manufacturing, with a reputation for supplying highly complex parts to the most demanding customers. (Acquired July 2018.)

●	Data Genomix LLC. Builds data-driven digital marketing solutions and social media advertising technologies designed to optimize online outreach. (Acquired April 2019.)

●	Marine Products International LLC. Distributes specialty rubber and plastic marine hose, primarily for the recreational boating industry worldwide. (Acquired January 2020.)

●	Komtek Forge LLC. Produces complex, highly engineered forgings for the most quality-conscious industries worldwide, including aerospace, defense and petrochemical. (Acquired January 2021.)

●

Global-Tek Manufacturing LLC and Global-Tek Colorado LLC. Manufactures highly-engineered products for customers in the aerospace and defense industries, utilizing advanced machining technologies and highly automated anodizing processes. (Acquired March 2021.)

●	Emergency Hydraulics LLC. Provides hydraulic hoses, air tank assemblies and related products to manufacturers of firefighting trucks and other emergency vehicles. (Acquired July 2021.)

History

Our company was founded in 1910 and began trading publicly in 1959 as Hickok Incorporated. The current management team was installed in 2016 under the leadership of Ambassador Edward F. Crawford.

Ambassador Crawford was previously Chairman and CEO of Park-Ohio Holdings Corp. (NASDAQ: PKOH), a $1.6 billion publicly-traded industrial supply chain logistics and diversified manufacturing business, employing over 7,000 people in 125 locations worldwide. Beginning in 1992, Ambassador Crawford built ParkOhio through a series of over 100 acquisitions, growing from a small $60 million manufacturing company into a successful worldwide conglomerate. He became the United States Ambassador to Ireland in 2019 and returned as our Chairman in early 2021. The disciplined processes and determined effort that built ParkOhio serve as the foundation of our company.

Chief Executive Officer Brian E. Powers joined our Board of Directors in 2014 to execute Ambassador Crawford’s vision. He became our CEO shortly after completing the acquisition of Federal Hose in 2016. We then began implementing an aggressive growth strategy, with a combination of profitable organic growth and successful integration of eight acquisitions. Chief Financial Officer John Daly joined our company in 2020 and helped to accelerate the acquisition process.

Competitive Strengths

We believe that our competitive strengths include:

Scalable Business Model

We are a highly decentralized organization, with key decision-making authority residing at the operating entity level. The corporate headquarters office consists of only four people: our Chief Executive Officer, Chief Financial Officer, and two junior support personnel. This team is focused on acquisitions, integration, capital allocation, and compliance. All other decisions are made at the local level. This decentralized philosophy is key to our rapid growth and scalability, as it enables our senior executives to focus on additional strategic acquisitions.

Disciplined Acquisition Process

Our acquisition process is based on the philosophy that we make money the day we purchase a company, not the day we sell it. In other words, we seek to build value for our shareholders immediately upon each acquisition and are not dependent on selling an acquired entity in any given time frame (or ever). This differentiates us from private equity buyers, our main source of competition for deals. We bring more to the table than just money; we bring experience, creativity, and a worldwide network of relationships built over many decades. Our deal process is based on several key considerations:

●

We buy companies that are immediately accretive to earnings.  We are not afraid of “special situations” requiring extra integration efforts (like corporate carve outs, heavy customer concentration, etc.) but we do not target money-losing turnaround opportunities. Since each acquisition is accretive, our shareholder value in terms of share price and market cap should increase with each deal.

●

We pay a fair price, but not a high price. Simply stated, we seek to buy companies at a lower multiple than the multiple at which we trade. The key driver in our acquisition model is internal rate of cash-on-cash return.

●

We focus on the people as much as on the numbers. We believe that it is more important to bet on people than on spreadsheets or strategy. Strong management teams will find a way to win, even when circumstances are difficult. Thus, much of our due diligence is centered on evaluation of the managers who will stay after the transaction is closed. In the subsequent integration process, we build a succession plan with identified back-up options.

●

We are differentiated from private equity buyers.  Because our main competition for deals is private equity, we must present sellers with a “value proposition” that makes us a more attractive buyer. Our acquisition targets are predominantly family-owned businesses that lack internal succession plans or where existing ownership is intent on exiting day-to-day responsibility for their businesses. Our stated intention in any acquisition is to leave the acquired entity as it is, as much as possible, with the same name, location, management team, customers and employees. Our job is to allocate capital to grow the business, not to interfere with local decision-making. We do not intend to relocate an acquired company, chop it up, merge it in, or re-sell it in five to seven years. Ideally, customers and employees will not even notice any changes upon acquisition. The sellers can hold their heads high, knowing that their managers, employees, customers and community are in good hands after the sale.

Experienced, Proven Leadership Team

Led by our Chairman, Ambassador Edward Crawford, and our Chief Executive Officer, Brian Powers, we have an experienced senior leadership team with a track record of successfully acquiring, operating, and strategically allocating capital to growing industrial businesses. Under Ambassador Crawford’s leadership, ParkOhio acquired more than 100 businesses, creating a leading, multi-national industrial and logistics conglomerate. Similarly, under the leadership of Brian Powers, we have completed eight acquisitions, growing our revenue from $5.8 million during fiscal year 2015 to $85.1 million in fiscal year 2020 and to $50.4 million in the first half of 2021.

Our Growth Strategies

Management believes that the continued successful implementation of the following strategies will drive growth in our revenue and profitability:

Disciplined, Proven Acquisition Strategy

We will continue to actively pursue acquisitions to generate both top-line and bottom-line growth. We are primarily focused on acquiring companies based in the United States that are immediately accretive to earnings. Our disciplined process is based on cash return expectations, with purchase multiples typically well below the multiple at which our Class A common shares trade. As a result, we believe that the near-term increase in our market capitalization and enterprise value post-acquisition should exceed the purchase price.

We have a steady and proprietary deal flow, sourced through our leadership team’s strong professional relationships that have been developed over decades. We emphasize acquisitions in our existing markets while remaining opportunistic in pursuing targets that would provide entry into new markets. For example, our initial acquisitions were intended to diversify our portfolio, including Federal Hose Manufacturing LLC in the industrial hose market, Air Enterprises in healthcare air handling systems, and CAD Enterprises, Inc. in aerospace. More recent acquisitions have been strategic add-ons – Marine Products International LLC and Emergency Hydraulics in adjacent hose markets; and Komtek Forge LLC and Global-Tek Manufacturing LLC in aerospace and defense.

Streamlined Integration to Allow Senior Leadership to Focus on Core Mission

We operate as a highly decentralized holding company. As a result, our integration strategy is relatively straightforward. We typically expect to make few changes to acquired businesses, so our senior leadership team does not become bogged down harmonizing systems and processes across our portfolio. During due diligence, we endeavor to ensure that each newly acquired company will fit seamlessly into our structure, without the need for constant, intensive involvement of our senior executives. To the extent possible, decision-making for operations, sales, and accounting remains at the operational level. We strive to centralize only capital allocation (including capital expenditure strategy), information technology (including network security), benefits administration, and financial controls.

Organic Growth through Strategic Vision and Optimized Capital Allocation

We strive to acquire companies that have the potential to grow organically with enhanced strategic and financial support from our senior leadership team. In addition to our financial resources, we believe that our senior executives and directors provide strategic insights to acquired businesses, leveraging extensive experience and a broad network of relationships across multiple end markets. While our senior leadership does not impose strict top-down management, our executives provide guidance and expertise as needed to help our business unit managers succeed. Once growth plans have been established through active collaboration between senior leadership and business-level management, we provide the capital to fund growth initiatives.

Recent Developments

As previously disclosed in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 17, 2021, our Board of Directors appointed James W. Wert as a director on August 11, 2021 to fill one of the vacancies on the Board of Directors remaining following our 2021 annual meeting of shareholders. On that date, our Board of Directors also established a new Nominations Committee and revised the composition of our existing Audit Committee and Compensation Committee.

The Nominations Committee is comprised of James W. Wert, as Chairman, Matthew V. Crawford and Steven H. Rosen. The Nominations Committee will assist the Board of Directors identifying and recommending individuals qualified to become directors. Mr. Wert and Mr. Rosen are independent directors within the meaning of Nasdaq listing rules. Mr. Crawford is not independent, however, our Board of Directors determined to appoint Mr. Crawford to the Nominations Committee in reliance upon the exception in Nasdaq Rule 5605(e)(3). Nasdaq Rule 5605(e)(3) permits a non-independent director to serve as a member of a nominations committee for up to two years under exceptional and limited circumstances if the Board of Directors determines that such individual’s membership on the committee is required by the best interests of the Company and its shareholders. Mr. Crawford has extensive experience serving as a director and executive of public companies, which gives him particular insight in identifying and evaluating potential director candidates. Based on Mr. Crawford’s experience and after considering the relative workload of our independent directors in light of their duties on our other standing Board committees, our Board of Directors determined that Mr. Crawford’s membership on the Nominations Committee is required by the best interests of the Company and its shareholders.

The Audit Committee is comprised of Steven H. Rosen, as Chairman, James W. Wert and Kirin M. Smith. Each member is independent within the meaning of Nasdaq listing rules and SEC Rule 10A-3(b)(1). The Board has determined that Mr. Rosen qualifies as an “audit committee financial expert” in accordance with SEC rules.

The Compensation Committee is comprised of James W. Wert, as Chairman, Steven H. Rosen and Luis E. Jimenez. Each member is independent within the meaning of Nasdaq listing rules.

Our Corporate Information

Crawford United Corporation, an Ohio corporation, was founded in 1910 and includes our wholly-owned subsidiaries, CAD Enterprises Inc., Data Genomix LLC, Federal Hose Manufacturing LLC, Crawford AE LLC doing business as Air Enterprises, Marine Products International LLC, Komtek Forge LLC, Global-Tek-Manufacturing LLC, Global-Tek Colorado LLC, Emergency Hydraulics LLC and The Friendly Patch Company LLC. Our principal executive offices are located at 10514 Dupont Avenue, Cleveland, Ohio 44108. Our telephone number is (216) 243-2614. Our website address is www.crawfordunited.com. Information on our website is not part of this prospectus.

SECURITIES OFFERED

Class A Common Shares Offered by Us	shares.

Overallotment Option	We have granted the underwriters an option to purchase up to additional Class A common shares to cover overallotments, if any, for a period of 30 days from the date of this prospectus.

Class A Common Shares Outstanding After This Offering	shares ( shares if the overallotment option is exercised in full).

Class B Common Shares Outstanding After This Offering	731,848 shares

Use of Proceeds

We estimate that the net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $            (based on an assumed public offering price of $              per share), or $              if the underwriters exercise the overallotment option in full. We intend to use the proceeds of this offering to repay certain existing indebtedness and for other general corporate purposes. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” for a discussion of risks you should consider before purchasing Class A common shares.

Proposed Nasdaq Market Symbol

We have applied to list our Class A common shares on The Nasdaq Capital Market under the symbol “CUC.” No assurance can be given that our application will be approved or that a trading market will develop.

The number of Class A common shares outstanding after this offering is based on 2,677,058 shares outstanding as of August 16, 2021. This number does not include:

●

An aggregate of 733,848 Class A common shares reserved for issuance upon the exercise of share-for-share conversion rights of outstanding Class B common shares and upon the exercise of outstanding stock options;

●	731,848 of our Class B common shares;
●	up to 61,475 of our Class A common shares reserved for issuance under the post-closing “earnout” arrangements from our acquisition of Global-Tek; and
●	227,300 Class A common shares reserved for issuance as future awards pursuant to our equity incentive plans.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary consolidated financial data for the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 and 2020. The summary consolidated financial data for the years ended December 31, 2020 and 2019 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The summary consolidated financial data for the six months ended June 30, 2021 and 2020 have been derived from our unaudited interim consolidated financial statements incorporated by reference into this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods.

The following summary consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, the information contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and our Quarterly Report on Form 10-Q for the six months ended June 30, 2021.

	Year Ended		Six Months Ended
	December 31,		June 30,
	2020	2019	2021	2020
	(Audited)		(Unaudited)
	(in thousands except per share amounts)
Statements of Operations Data:
Total sales	$85,070	$89,699	$50,444	$43,858
Gross profit	18,931	19,575	11,783	9,707
Operating expenses	11,479	9,064	7,338	6,038
Operating income	7,452	10,511	4,445	3,669
Total other (income) and expenses	(23)	1,091	(818)	592
Income before provision for income taxes	7,475	9,419	5,263	3,077
Total provision for income taxes	1,636	2,440	872	773
Net income	5,839	6,980	4,391	2,304
EBITDA [1]	10,886	12,531	7,239	4,848
Net income per common share, basic:	1.76	2.45	1.29	0.70
Net income per common share, diluted:	1.76	2.13	1.29	0.69
Weighted average common shares outstanding, basic:	3,320	2,849	3,401	3,315
Weighted average common shares outstanding, diluted:	3,321	3,278	3,402	3,316

(1)

EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization. We evaluate our liquidity based on cash flows from operating, investing and financing activities, as defined by GAAP, but also look to EBITDA as a supplemental liquidity measure, because we find it useful to understand and evaluate our capacity, excluding the impact of interest, taxes, and non-cash depreciation and amortization charges, for servicing our debt and otherwise meeting our cash needs, prior to our consideration of the impacts of other potential sources and uses of cash, such as working capital items. We believe that EBITDA may be useful to investors for these purposes as well. EBITDA should not be considered an alternative to, or more meaningful than, cash flows from operating activities, as determined in accordance with GAAP, since it omits the impact of interest, taxes and changes in working capital that use/provide cash (such as receivables, payables and inventories) as well as the sources/uses of cash associated with changes in other balance sheet items (such as long-term loss accruals and deferred items). Since EBITDA excludes depreciation and amortization, EBITDA does not reflect any cash requirements for the replacement of the assets being depreciated and amortized, which assets will often have to be replaced in the future. Further, EBITDA, since it also does not reflect the impact of debt service or capital expenditures, does not represent how much discretionary cash we have available for other purposes. Nonetheless, EBITDA is a key measure that may be useful to our investors and the banking community all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our ability to service debt, fund capital expenditures and otherwise meet cash needs. The following table contains a reconciliation of net income to EBITDA:

	Year Ended		Six Months Ended
	December 31,		June 30,
	2020	2019	2021	2020
	(Audited)		(Unaudited)
	(in thousands except per share amounts)
Reconciliation of Net Income to EBITDA:
Net income	$5,839	$6,980	$4,391	$2,304
Add: provision for income taxes	1,636	2,440	873	773
Income before income taxes	7,475	9,419	5,263	3,077
Interest expense	952	1,057	457	533
EBIT	8,427	10,476	5,721	3,610
Depreciation and amortization	2,459	2,055	1,518	1,238
EBITDA	$10,886	$12,531	$7,239	$4,848
Interest (expense)	(952)	(1,057)	(457)	(533)
(Provision) benefit for income taxes	(1,636)	(2,440)	(873)	(773)
Changes in operating assets, liabilities and other	1,595	(8,140)	(3,056)	2,242
Cash from operating activities	$9,893	$895	$2,853	$5,784

	December 31,		June 30,
	2020	2019	2021
	(Audited)		(Unaudited)
	(in thousands except per share amounts)
Balance Sheet Data:
Cash and cash equivalents	$6,194	$2,232	$3,438
Accounts receivable, net	12,022	14,002	17,770
Contract assets	3,736	2,422	2,112
Inventories, net	11,031	7,679	14,581
Investments	1,534	-	1,479
Prepaid expenses and other current assets	657	703	1,153
Total current assets	35,174	27,038	40,533
Total assets	74,493	62,488	87,755
Total current liabilities	17,545	16,285	21,798
Total long-term liabilities	29,415	24,774	32,606
Total liabilities	46,960	41,059	54,404
Shareholders’ equity	27,533	21,429	33,351

RISK FACTORS

You should carefully consider the risks described below before purchasing our Class A common shares. The risks and uncertainties described below are those that we have identified as material but are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, such as market conditions, economic conditions, geopolitical events, changes in laws, regulations or accounting rules, fluctuations in interest rates, terrorism, wars or conflicts, major health concerns, natural disasters or other disruptions of expected business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business, including our results of operations, liquidity and financial condition. If any of these risks actually occur, our business, financial condition, or results or operations could be materially, adversely affected, the price of our Class A common shares could decline, and you may lose all or part of your investment.

Risks Associated with Our Business

The COVID-19 pandemic has disrupted our operations and may continue to have a material adverse effect on our business, financial condition and liquidity.

Our business has been, and may continue to be, materially and adversely affected by the COVID-19 pandemic. The pandemic has disrupted our operations and affected our business, and may continue to do so, due to many factors, including imposition by government authorities of mandatory closures, work-from-home orders and social distancing protocols, and other restrictions that could materially adversely affect our ability to adequately staff and maintain our operations. We may experience, in the future, temporary facility closures in response to government mandates in certain jurisdictions in which we operate and in response to positive diagnoses for COVID-19 in certain facilities for the safety of our employees.

The COVID-19 pandemic has also disrupted, and may continue to disrupt, our operations and supply chain and may materially adversely impact our ability to secure raw materials, components and supplies for our facilities and to provide personal protective equipment for our employees. There may also be long-term negative effects on the economic well-being of our customers and in the economies of affected countries.

Government actions in response to the COVID-19 pandemic continue to change and evolve. As a result, the jurisdictions in which our products are manufactured and distributed are in varying stages of restrictions. Certain jurisdictions have had to, or may in the future have to, re-establish restrictions due to a resurgence in COVID-19 cases or the development of new strains of COVID-19. Additionally, although the operations of many of our customers have been at least partially restored or increased, such operations may again be limited or closed if a resurgence of COVID-19 cases occurs, new strains of COVID-19 develop, or if efforts to combat COVID-19, including vaccine development or distribution, are ineffective or prolonged. Even as government restrictions have been lifted and economies gradually reopened, the shape of the economic recovery remains uncertain and may continue to negatively impact our results of operations, cash flows and financial position in subsequent quarters. Given this current level of economic and operational uncertainty over the impacts of COVID-19, the ultimate financial impact cannot be reasonably estimated at this time.

The COVID-19 pandemic or similar outbreak of widespread disease in the future could have a material adverse effect on our ability to operate, results of operations, financial condition and liquidity. In addition, public health restrictions and preventative measures we may voluntarily put in place may have a material adverse effect on our business for an indefinite period of time, such as the potential shut down of certain locations, decreased employee availability and border closures, among others. Our suppliers and customers may also face these and other challenges, which could lead to continued disruption in our supply chain, as well as decreased customer demand for our products. These issues may also materially affect our future access to our sources of liquidity, particularly our cash flows from operations, financial condition and capitalization. Although these disruptions may continue to occur, the long-term economic impact and near-term financial impacts of such issues, may not be reasonably estimated due to the uncertainty of future developments.

Conditions in the global economy, the particular markets we serve and the financial markets may adversely affect our business and results of operations.

We may experience substantial increases and decreases in business volume throughout economic cycles. Industries we serve, including the heavy-duty truck, industrial equipment, aircraft, health care, education, pharmaceutical, industrial manufacturing, agricultural, marine, and petrochemical industries are sensitive to general economic conditions. Slower global economic growth, volatility in the currency and credit markets, high levels of unemployment or underemployment, reduced levels of capital expenditures, changes or anticipation of potential changes in government trade, fiscal, tax and monetary policies, public health crises, changes in capital requirements for financial institutions, government deficit reduction and budget negotiation dynamics, sequestration, austerity measures and other challenges that affect the global economy may adversely affect us and our distributors, customers and suppliers, including having the effect of:

●

reducing demand for our products, limiting the financing available to our customers and suppliers, increasing order cancellations and resulting in longer sales cycles and slower adoption of new technologies;

●	increasing the difficulty in collecting accounts receivable and the risk of excess and obsolete inventories;

●	increasing price competition in our served markets;

●	contributing to supply interruptions, which could disrupt our ability to produce our products;

●	increasing the risk that counterparties to our contractual arrangements will become insolvent or otherwise unable to fulfill their contractual obligations; and

●	adversely impacting market sizes and growth rates.

If growth in the global economy or in any of the markets we serve slows for a significant period, if there is significant deterioration in the global economy or such markets or if improvements in the global economy do not benefit the markets we serve, it could have a material adverse effect on our financial condition, liquidity and results of operations.

Significant developments or uncertainties stemming from U.S. laws and policies, including changes in U.S. trade policies, tariffs and the reaction of other countries thereto, could have an adverse effect on our business.

Changes, potential changes or uncertainties in U.S. social, political, regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we or our customers operate, could adversely affect our business and financial results. For example, the U.S. administration has increased tariffs on certain goods imported into the United States, raising the possibility of imposing significant, additional tariff increases and substantial changes to trade agreements. These factors have adversely affected, and in the future could further adversely affect, our business and results of operations. Furthermore, retaliatory tariffs or other trade restrictions on products and materials that we or our customers and suppliers export or import could affect demand for our products. Direct or indirect consequences of tariffs, retaliatory tariffs or other trade restrictions may also alter the competitive landscape of our products in one or more regions of the world. Trade tensions or other governmental action related to tariffs or international trade agreements or policies has the potential to negatively impact our business, financial condition and results of operations.

Decreased availability or increased costs of materials could increase our costs of producing our products.

We purchase raw materials, fabricated components, some finished goods and services from a variety of suppliers. Where appropriate, we employ contracts with our suppliers, both domestic and international. From time to time, however, the prices, availability, or quality of these materials fluctuate due to global market demands, import duties and tariffs, economic conditions, or other conditions such as public health crises, which could impair our ability to procure necessary materials or increase the cost of these materials. Further, inflationary and other increases in costs of materials have occurred in the past and may recur from time to time. In addition, freight costs associated with shipping products and receiving materials are impacted by fluctuations in the cost of oil and gas. A reduction in the supply or increase in the cost or change in quality of those materials could impact our ability to manufacture our products and could increase the cost of production, which could negatively impact our revenues and profitability.

Our growth could suffer if the markets into which we sell our products decline, do not grow as anticipated or experience cyclicality.

Our growth depends in part on the growth of the markets which we serve. Our quarterly sales and profits depend substantially on the volume and timing of orders received during the fiscal quarter, which are difficult to forecast. Any decline or lower than expected growth in our served markets could diminish demand for our products and services, which would adversely affect our financial results. Certain of our businesses operate in industries that may experience seasonality or other periodic, cyclical downturns. Demand for our products is also sensitive to changes in customer order patterns, which may be affected by announced price changes, marketing, new product introductions, changes in distributor or customer inventory levels due to distributor or customer management thereof or other factors. Any of these factors could adversely affect our growth and results of operations in any given period.

Our revolving credit facility contains various covenants limiting the discretion of our management in operating our business, including requiring us to maintain a maximum fixed charge coverage ratio.

Our revolving credit facility contains various restrictive covenants and restrictions, including financial covenants that limit management’s discretion in operating our business. In particular, these instruments limit our ability to, among other things:

●	incur additional debt;

●	grant liens on assets;

●	make investments, including capital expenditures;

●	sell or acquire assets outside the ordinary course of business;

●	engage in transactions with affiliates; and

●	make fundamental business changes.

The revolving credit facility also requires us to maintain a fixed charge coverage ratio of 1.20 to 1.00. If we fail to comply with the restrictions in the revolving credit facility or any other current or future financing agreements, a default may allow the creditors under the relevant agreements to accelerate the related debts and to exercise their remedies under these agreements, which typically will include the right to declare the principal amount of that debt, together with accrued and unpaid interest, and other related amounts, immediately due and payable, to exercise any remedies the creditors may have to foreclose on assets that are subject to liens securing that debt, and to terminate any commitments they had made to supply further funds. The exercise of any default remedies by our creditors would have a material adverse effect on our ability to finance working capital needs and capital expenditures.

We are dependent on key customers.

We rely on several key customers. For the twelve months ended December 31, 2020, our ten largest customers accounted for approximately 55% of our net sales. For the twelve months ended December 31, 2019, our ten largest customers accounted for approximately 53% of our net sales. Due to competitive issues, we have lost key customers in the past and may again in the future. Customer orders are dependent upon their markets and may be subject to delays or cancellations. As a result of dependence on our key customers, we could experience a material adverse effect on our business and results of operations if any of the following were to occur:

●	the loss of any key customer, in whole or in part;

●	the insolvency or bankruptcy of any key customer;

●	a declining market in which customers reduce orders or demand reduced prices; or

●	a strike or work stoppage at a key customer facility, which could affect both their suppliers and customers.

If any of our key customers become insolvent or file for bankruptcy, our ability to recover accounts receivable from that customer would be adversely affected and any payments we received in the preference period prior to a bankruptcy filing may be potentially forfeitable, which could adversely impact our results of operations.

Our acquisition of businesses could negatively impact our financial results.

As part of our business strategy we acquire businesses. Acquisitions involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could adversely affect our business and our financial results:

●

any business that we acquire could under-perform relative to our expectations and the price that we paid or not perform in accordance with our anticipated timetable, or we could fail to operate any such business profitably;

●	acquisitions could cause our financial results to differ from our own or the investment community’s expectations in any given period, or over the long-term;

●	pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period-to-period;

●	acquisitions could create demands on our management, operational resources and financial and internal control systems that we are unable to effectively address;

●	we could experience difficulty in integrating personnel, operations and financial and other controls and systems and retaining key employees and customers;

●	we may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition; or

●

we may assume unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated or internal control deficiencies from the acquired company’s activities and the realization of any of these liabilities or deficiencies may increase our expenses or adversely affect our financial position.

Future claims, litigation and regulatory actions could adversely affect our financial condition and our ability to conduct our business.

While we strive to ensure that our products comply with applicable government regulatory standards and internal requirements and that our products perform effectively and safely, customers from time to time could claim that our products do not meet contractual requirements, and users could be harmed by use or misuse of our products. This could give rise to breach of contract, warranty or recall claims, or claims for negligence, product liability, strict liability, personal injury or property damage. Product liability insurance coverage may not be available or adequate in all circumstances. In addition, claims may arise related to patent infringement, environmental liabilities, distributor terminations, commercial contracts, antitrust or competition law, employment law and employee benefits issues and other regulatory matters. While we have in place processes and policies to mitigate these risks and to investigate and address such claims as they arise, we cannot predict the underlying costs to defend or resolve such claims.

Our business operations could be significantly disrupted by the loss of any members of our senior management team.

Our success depends to a significant degree upon the continued contributions of our senior management team. Our senior management team has extensive marketing, sales, manufacturing, finance and engineering experience, and we believe that the depth of our management team is instrumental to our continued success. The loss of any of our key managers in the future could significantly impede our ability to successfully implement our business strategy, financial plans, expansion of services, marketing and other objectives.

A significant disruption in, or breach in security of, our information technology systems or data could adversely affect our business, reputation and results of operations.

We rely on information technology systems to process, transmit and store electronic information (including sensitive data such as confidential business information and personally identifiable data relating to employees and customers), and to manage or support a variety of critical business processes and activities (such as receiving and fulfilling orders, billing, collecting and making payments, shipping products and fulfilling contractual obligations). These systems may be damaged, disrupted or shut down due to attacks by computer hackers, computer viruses, ransomware, human error or malfeasance, power outages, hardware failures, telecommunication or utility failures, catastrophes or other unforeseen events, and in any such circumstances our system redundancy and other disaster recovery planning may be ineffective or inadequate. Security breaches could result in the misappropriation, destruction or unauthorized disclosure of confidential information or personal data belonging to us or to our employees, customers or suppliers. Our information technology systems may be exposed to computer viruses, malicious codes, unauthorized access and other cyber-attacks and we expect the sophistication and frequency of such attacks to continue to increase. Any of the attacks, breaches or other disruptions or damage described above could interrupt our operations or the operations of our customers, delay production and shipments, result in theft of our and our customers’ intellectual property and trade secrets, damage customer and employee relationships and our reputation or result in defective products, legal claims and proceedings, liability and penalties under privacy laws and increased costs for security and remediation, each of which could adversely affect our business, reputation and results of operations.

We are engaged in highly competitive industries and if we are unable to compete effectively, we may experience decreased demand and decreased market share.

Our businesses operate in industries that are highly competitive. In order to compete effectively, we must retain longstanding relationships with major customers and continue to grow our business by establishing relationships with new customers, continually developing new products to maintain and expand our brand recognition and position in various product categories and penetrating new markets, including high-growth markets. Our failure to compete effectively and/or pricing pressures resulting from competition may adversely impact our financial results.

Adverse credit market conditions may significantly affect our access to capital, cost of capital and ability to meet liquidity needs.

Disruptions, uncertainty or volatility in the credit markets may adversely impact our ability to access credit already arranged and the availability and cost of credit to us in the future. These market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to grow and maintain our business. Accordingly, we may be forced to delay raising capital or pay unattractive interest rates, which could increase our interest expense, decrease our profitability and significantly reduce our financial flexibility. Longer-term disruptions in the capital and credit markets as a result of the uncertainty, changing or increased regulation, reduced alternatives or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures include deferring capital expenditures or other discretionary uses of cash. Overall, our results of operations, financial condition and cash flows could be materially adversely affected by disruptions in the credit markets.

Our business is subject to a variety of domestic and international laws, rules, policies and other obligations regarding data protection.

The processing and storage of certain information is increasingly subject to privacy and data security regulations and many such regulations are country-specific. The interpretation and application of data protection laws in the U.S., Europe and elsewhere, including but not limited to the California Consumer Privacy Act and the General Data Protection Regulation (the “GDPR”), are uncertain, evolving and may be inconsistent among jurisdictions. Complying with these various laws may be difficult and could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. We may be required to expend additional resources to continue to enhance our information privacy and security measures, investigate and remediate any information security vulnerabilities and/or comply with regulatory requirements.

Changes in foreign, cultural, political and financial market conditions could impair our operations and financial performance.

The economies of foreign countries important to our operations could suffer slower economic growth or economic, social and/or political instability or hyperinflation in the future. Our international operations, including sourcing operations (and the international operations of our customers), are subject to inherent risks which could adversely affect us, including, among other things.

●	protectionist policies restricting or impairing the manufacturing, sales or import and export of our products, including tariffs and countermeasures;

●	new restrictions on access to markets;

●	lack of developed infrastructure;

●	inflation (including hyperinflation) or recession;

●	devaluations or fluctuations in the value of currencies;

●

changes in and the burdens and costs of compliance with a variety of laws and regulations, including the Foreign Corrupt Practices Act, tax laws, accounting standards, trade protection measures and import and export licensing requirements, environmental laws and occupational health and safety laws;

●	social, political or economic instability;

●	acts of war and terrorism;

●	natural disasters or other crises;

●	reduced protection of intellectual property rights; and

●	increases in duties and taxation.

The foregoing could create uncertainty surrounding our business and the business of existing and future customers and suppliers, which could increase the cost of some of our products, thereby reducing our margins. Further, the foregoing risks could have a significant adverse impact on our ability to commercialize our products on a competitive basis in the international markets and may have a material adverse effect on our business, financial condition, and results of operations. Our small sales volume in some countries, relative to some multinational and local competitors, could exacerbate such risks.

Should any of these risks occur, our ability to sell or export our products could be impaired; we could experience a loss of sales and profitability from our international operations; and/or we could experience a substantial impairment or loss of assets, any of which could have a material adverse impact on our business.

The elimination of or change in the London Interbank Offered Rate (LIBOR) may adversely affect the interest rates on and value of certain floating rate securities and other instruments that we hold.

LIBOR is a common benchmark interest rate (or reference rate) used to set and make adjustments to interest rates for certain floating rate securities and other financial instruments. Published reports have indicated that regulatory authorities and/or financial institutions may change how LIBOR is calculated or discontinue its calculation and publication after 2021. Alternative reference rates have been developed, including The Federal Reserve Bank of New York’s Secured Overnight Financing Rate (SOFR), but the acceptance of such alternative rates and their applicability to existing instruments is uncertain. If LIBOR ceases to exist or if the methods of calculating LIBOR change from current methods for any reason, outstanding securities with interest rates tied to LIBOR may be adversely affected if those securities either do not provide for the automatic substitution of another reference rate or convert to another reference rate or a fixed rate that could be less favorable to us. Outstanding securities and contracts that could be affected include certain preferred stocks and other floating rate securities, fixed rate securities that may convert to LIBOR-based floating rate instruments in the future, certain derivatives, and any other assets or liabilities whose value is tied to LIBOR. Any uncertainty regarding the continued use and reliability of LIBOR as a benchmark interest rate could also adversely affect the value of those instruments. The consequences of these developments with respect to LIBOR cannot be entirely predicted but could result in an increase in the cost of our variable rate indebtedness causing a negative impact on our financial position, liquidity and results of operations. Specifically, the use of an alternative reference rate could result in increased costs, including increased interest expense on our borrowings, and increased borrowing costs in the future. Management continues to evaluate the LIBOR exposure risks.

Risks Associated with an Investment in Our Class A Common Shares

We could issue additional common shares or may need to request that our shareholders authorize additional common shares, which might dilute the book value and market for our Class A common shares.

We are authorized to issue 10,000,000 Class A common shares, of which 2,718,787 shares were issued and 2,677,058 were outstanding as of August 16, 2021, 2,500,000 Class B common shares, of which 914,283 shares were issued and 731,848 were outstanding as of August 16, 2021, and 1,000,000 serial preferred shares, of which none were issued and outstanding as of August 16, 2021. An additional 227,300 Class A common shares have been reserved for issuance as future awards pursuant to our equity incentive plans. If or when these securities are issued, the number of our common shares outstanding may increase. Increases in our outstanding shares, and any sales of shares, could have an adverse effect on the trading activity and market price of our Class A common shares. Our Board of Directors has the authority, without action or vote of our shareholders, to issue a sizeable part of our authorized but unissued shares. Such stock issuances could be made at a price that reflects a discount or a premium from the then-current trading price of our Class A common shares. In addition, in order to raise capital or acquire businesses in the future, we may need to issue additional securities or promissory notes that are convertible or exchangeable for our Class A common shares. These issuances would dilute shareholders’ percentage ownership interest, which would have the effect of reducing influence on matters on which our shareholders vote and might dilute the book value of our common shares. Shareholders may incur additional and substantial dilution if holders of stock options, whether currently outstanding or subsequently granted, exercise those options. If an insufficient amount of authorized, but unissued Class A common shares exists to issue in the future in connection with subsequent equity financing or acquisition transactions, we may be required to ask our shareholders to authorize additional shares before undertaking, or as a condition to completing, a financing or acquisition transaction. We cannot be assured that our shareholders would authorize an increase in the number of our Class A common shares.

As a “thinly-traded” stock, large sales can and have placed negative pressure on the market price of our Class A common shares.

Our Class A common shares are generally considered to be “thinly-traded,” and are likely to remain so following this offering even if approved for listing on The Nasdaq Capital Market concurrently with the offering. Additionally, we have entered into in the past or may enter into in the future, financing or acquisition transactions resulting in a large number of newly issued shares that may become immediately tradable or tradable simultaneously in the future. These factors coupled with a limited number of market makers impairs the liquidity of our Class A common shares, not only the number of shares that can be bought and sold, but also through possible delays in the timing of transactions, and lower prices for our Class A common shares than might otherwise prevail. This could make it difficult or impossible for an investor to sell Class A common shares within a desired timeframe or to obtain a desired price.

In addition, from time to time, certain of our shareholders may be eligible to sell all, or a portion of, their Class A common shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act of 1933, or under effective resale prospectuses. Any substantial sale of our Class A common shares pursuant to Rule 144 or any resale prospectus may have an adverse effect on the market price of our securities.

We do not currently pay dividends on our common shares, and we are not currently planning to pay cash dividends in the near future.

We do not currently pay dividends on our common shares, and we are not currently planning to pay cash dividends in the near future. We currently intend to retain future earnings, if any, to finance the operations and expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon the earnings, financial condition, operating results, capital requirements and other factors as deemed necessary by our Board of Directors. See “Dividend Policy.”

The shares you purchase in this offering will experience immediate and substantial dilution.

The public offering price per share of our Class A common shares will be substantially higher than the net tangible book value per share of our Class A common shares immediately after the offering. At an assumed public offering price of $            per share (the last reported sale price of the Class A common shares on                     , 2021), our as adjusted net tangible book value as of June 30, 2021 would have been approximately $               per share. This represents an immediate increase in net tangible book value of $                per share to existing shareholders and an immediate dilution in the net tangible book value of $            per share to purchasers of the Class A common shares offered in this offering. This will result in a              % dilution for purchasers of Class A common shares in this offering.

We have broad discretion to determine how to use the funds raised in this offering and may use them in ways that may not enhance our operating results or the price of our Class A common shares.

We intend to use a significant portion of the net proceeds from this offering to repay existing indebtedness and for other general corporate purposes. However, we will have broad discretion in how we use the net proceeds of this offering. We could spend the proceeds from this offering in ways our shareholders may not agree with or that do not yield a favorable return. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause the price of our Class A common shares to decline.

A large number of shares issued in this offering may be sold in the market following this offering, which may depress the market price of our Class A common shares.

Sales of a substantial number of our Class A common shares in the public market following this offering could cause the market price of our Class A common shares to decline. If there are more Class A common shares offered for sale than buyers are willing to purchase, then the market price of our Class A common shares may decline to a market price at which buyers are willing to purchase the offered Class A common shares and sellers remain willing to sell the shares. All of the securities issued in the offering will be freely tradable without restriction or further registration under the Securities Act.

The holders of approximately           Class A common shares have agreed with B. Riley Securities, Inc. to a 90-day “lockup” with respect to these shares. This generally means that they cannot sell these shares during the 90 days following the date of this prospectus. See “Underwriting.” After the 90-day lock-up period, these shares may be sold in accordance with Rule 144 or pursuant to an effective registration statement.

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our Class A common shares, the market price of our Class A common shares will likely decline.

The trading market for our Class A common shares will rely in part on the research and reports that equity research analysts, over whom we have no control, publish about us and our business. We may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the market price for our Class A common shares could decline. In the event we obtain securities or industry analyst coverage, the market price of our Class A common shares could decline if one or more equity analysts downgrade our Class A common shares or if those analysts issue unfavorable commentary, even if it is inaccurate, or cease publishing reports about us or our business.

An active trading market for our Class A common shares may not develop and the market price for our Class A common shares may decline below the offering price of our Class A common shares in this offering.

Our Class A common shares are quoted on the OTC Pink Open Market under the symbol “CRAWA.” The OTC Pink Open Market is an electronic quotation system that displays real-time quotes, last-sale prices, and volume information for many OTC securities that are not listed on a national securities exchange. Trading volume for our Class A common shares has been limited and OTC Pink Open Market quotations for our Class A common shares price may not represent the true market value of our Class A common shares. We have applied to list our Class A common shares on The Nasdaq Capital Market under the symbol “CUC.” No assurance can be given that our application will be approved or that a trading market will develop. The historical trading prices of our Class A common shares on the OTC Pink Open Market may not be indicative of the price levels at which our Class A common shares will trade following this offering or, if approved, upon listing of our Class A common shares on The Nasdaq Capital Market, and we cannot predict the extent, if at all, to which the consummation of this offering, the commencement of the trading of our Class A common shares on The Nasdaq Capital Market, if approved, or investor interest in us generally will lead to the development of an active public trading market or how liquid that public market may become. The offering price for our Class A common shares in this offering will be determined by negotiation between the underwriters and us based upon several factors and may not be indicative of prices that will prevail in the open market after this offering. Consequently, you may be unable to sell your Class A common shares at prices equal to or greater than the price you paid for them, if at all.

Even if approved for listing, The Nasdaq Capital Market may not continue to list our Class A common shares for trading on its exchange if we do not comply with its continued listing requirements, which could adversely affect the price of our Class A common shares and its liquidity.

Even if the listing of our Class A common shares on The Nasdaq Capital Market is approved and, after this offering, does result in a more active trading market and increased liquidity, we will have to comply with Nasdaq’s continued listing requirements related to, among other things, stockholders’ equity, market value, minimum bid price and corporate governance in order to remain listed. Although we expect to meet the continued listing requirements upon completion of this offering, there can be no assurance we will continue to do so in the future. If we do not remain compliant with these continued listing requirements, we could be delisted. If we were delisted, it would be likely to have a negative impact on the price of our Class A common shares and liquidity. The delisting of our Class A common shares after this offering could also deter broker-dealers from making a market in or otherwise generating interest in or recommending our Class A common shares and would adversely affect our ability to attract investors in our Class A common shares. Furthermore, our ability to raise additional capital would be impaired. As a result of these factors, the value of the Class A common shares could decline significantly.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act.  The foregoing discussion includes forward-looking statements relating to our business. Generally, these statements can be identified by the use of words such as “guidance,” “outlook,” “believes,” “estimates,” “anticipates,” “expects,” “forecasts,” “seeks,” “projects,” “intends,” “plans,” “may,” “will,” “should,” “could,” “would” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements, or other statements made by us, are made based on management’s expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including, but not limited to, those specified below) which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and the documents incorporated by reference herein and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, capital expenditures and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this prospectus and the documents incorporated by reference herein. In addition, even if our results of operations, financial condition and liquidity, and industry developments are consistent with the forward-looking statements contained in this prospectus and the documents incorporated by reference herein, those results or developments may not be indicative of results or developments in subsequent periods.

We believe that important factors that could cause our actual results to differ materially from forward-looking statements include, but are not limited to, the risks and uncertainties outlined under “Risk Factors” and matters described in this prospectus and the documents incorporated by reference herein generally. Some of these uncertainties and factors include:

●	our ability to successfully integrate acquisitions, and manage the larger operations of the combined businesses;

●

our dependence upon a limited number of customers in the aerospace industry, the highly competitive industry in which we operate, which includes several competitors with greater financial resources and larger sales organizations;

●	our ability to capitalize on market opportunities in certain sectors, our ability to obtain cost effective financing and our ability to satisfy obligations under our financing arrangements;

●	statements related to the expected effects on our business of the COVID-19 pandemic;

●

the duration and scope of the COVID-19 pandemic and impact on the demand for our products, actions that governments, businesses and individuals take in response to the pandemic, including mandatory business closures and restrictions on onsite commercial interactions and any re-imposed public health measures or tightened public health restrictions in response to any increased spread of new strains of COVID-19 in our markets;

●

the impact of the pandemic and actions taken in response to the pandemic on global and regional economies and economic activity; the pace of recovery when the COVID-19 pandemic subsides; and efforts made to combat COVID-19, including vaccine development and distribution;

●	general economic uncertainty in key global markets and a worsening of global economic conditions or low levels of economic growth; and

●	the risks described from time to time in our reports as filed with the Securities and Exchange Commission.

In light of the foregoing, we caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus and the documents incorporated by reference herein speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the                   Class A common shares we are offering will be approximately $                    (assuming a public offering price of $                 per share), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ overallotment option is exercised in full, we estimate the net proceeds of the additional shares we sell will be approximately $                , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to repay certain indebtedness and other general corporate purposes. We expect these expenditures to include:

●	$15.5 million to repay our revolver loan. The interest rate on the revolver loan is LIBOR plus 1.75 percent. The revolver loan matures on January 1, 2023;

●	$1.9 million to repay our term loan. The interest rate on the term loan is LIBOR plus 2.25 percent. The term loan matures on December 2, 2022;

●

$1.8 million to convert from the loan balance with First Francis Company, Inc. to Class A common shares. The number of shares is to be determined and depends on the public offering issuing price. The interest rate on the loan with First Francis Company, Inc. is 6.25 percent, and the loan matures on January 15, 2026;

●

$5.1 million to repay our loan with Arvin and Cheryl Loudermilk Family, LLLP. The interest rate on the loan with Arvin and Cheryl Loudermilk Family, LLLP is 4.00 percent, and the loan matures on September 30, 2023; and

●	the remainder for general corporate purposes.

The foregoing describes our present estimates of our use of the net proceeds of this offering based on our current plans and estimates of anticipated expenses. Our actual expenditures may vary from these estimates. Accordingly, our management will have broad discretion in the amount and timing of the application of the net proceeds to our working capital and capital expenditure requirements, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering.

MARKET FOR THE REGISTRANT’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Our Class A common shares are quoted on the OTC Pink Open Market under the symbol “CRAWA.” We have applied to list our Class A common shares on The Nasdaq Capital Market under the symbol “CUC.” No assurance can be given that our application will be approved or that a trading market will develop.

Market prices during the timeframe when our Class A common shares traded on the OTC Pink Open Market reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

The following table sets forth the high and low market sales prices per share for our Class A common shares, since 2019, as reported by the OTC Pink Open Market.

	High	Low
2021:
First Quarter	$30.15	$17.65
Second Quarter	30.00	25.29
Third Quarter (through August 16, 2021)	35.00	29.68

2020:
First Quarter	$22.25	$10.65
Second Quarter	15.88	12.22
Third Quarter	15.76	14.75
Fourth Quarter	23.00	14.50

2019:
First Quarter	$14.00	$10.00
Second Quarter	19.96	12.06
Third Quarter	20.21	14.00
Fourth Quarter	23.00	18.00

Shareholders

As of August 16, 2021, there were approximately 163 shareholders of record of our outstanding Class A common shares and nine shareholders of record of our outstanding Class B common shares.

DIVIDEND POLICY

We do not currently pay dividends on our common shares, and we are not currently planning to pay any dividends in the near future. We currently intend to retain future earnings, if any, to finance the operations and expansion of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon our earnings, financial condition, operating results, capital requirements and other factors as deemed necessary by our Board of Directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of June 30, 2021:

●	on an actual basis; and

●

on an as-adjusted basis to give effect to the sale by us of                   Class A common shares issued in this offering based upon an assumed public offering price of $            per share (the last reported sale price on the OTC Pink Open Market on            , 2021), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the expected use of proceeds.

This table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes appearing elsewhere in or incorporated by reference into this prospectus.

	June 30, 2021
	(Unaudited, in thousands except per share amounts)
	Actual	As Adjusted
Cash and cash equivalents	$3,438

Notes payable – long-term, excluding current portion	$5,754
Notes payable – current	2,926
Bank debt – long-term, excluding current portion	16,305
Bank debt – current	1,333
Stockholders’ equity:
Class A common shares, no par value:
Authorized: 10,000,000 shares
Issued: 2,718,787 shares, actual	5,365
Class B common shares, no par value:
Authorized: 2,500,000 shares
Issued: 914,283 shares	1,466	1,466
Treasury shares: 41,729 Class A common shares and 182,435 Class B common shares	(1,979)	(1,979)
Contributed capital	1,742
Retained earnings	26,757	26,757
Total stockholders’ equity	33,351
Total capitalization

The number of Class A common shares to be outstanding immediately after this offering is based on 2,677,058 Class A common shares outstanding as of August 16, 2021. The number of shares outstanding as of August 16, 2021 does not include:

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An aggregate of 733,848 Class A common shares reserved for issuance upon the exercise of the share-for-share conversion rights of outstanding Class B common shares and upon the exercise of outstanding stock options;

●	731,848 of our Class B common shares;
●	up to 61,475 of our Class A common shares reserved for issuance under the post-closing “earnout” arrangements from our acquisition of Global-Tek; and
●	227,300 Class A common shares reserved for issuance as future awards pursuant to our equity incentive plans.

BUSINESS

Overview

Crawford United Corporation is a growth-oriented holding company providing specialty industrial products to diverse markets, including healthcare, aerospace, defense, education, transportation, and petrochemical. We have approximately 420 U.S. employees across nine locations. Founded in 1910, we currently operate two business segments.

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Our Commercial Air Handling Equipment segment is a leader in designing, manufacturing, and installing highly customized, large-scale commercial, institutional, and industrial air handling solutions, primarily for hospitals and universities.

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Our Industrial & Transportation Products segment provides highly engineered precision components to customers in the aerospace and defense industries, as well as a full line of branded metal, silicone, plastic, rubber, hydraulic, marine and fuel hose products.

Acquisitions are a key component of our growth strategy. Since 2016, we have acquired the following companies:

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Federal Hose Manufacturing LLC. A premium quality supplier of metal, silicone and hydraulic hoses to diverse industries, including marine, industrial, trucking, and aerospace applications, throughout North America. (Acquired July 2016.)

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Air Enterprises. A leader in custom engineered air handling solutions for commercial, industrial, and institutional needs, with significant market share in healthcare and education. (Acquired June 2017.)

●	CAD Enterprises, Inc. Specializes in precision aerospace manufacturing, with a reputation for supplying highly complex parts to the most demanding customers. (Acquired July 2018.)

●	Data Genomix LLC. Builds data-driven digital marketing solutions and social media advertising technologies designed to optimize online outreach. (Acquired April 2019.)

●	Marine Products International LLC. Distributes specialty rubber and plastic marine hose, primarily for the recreational boating industry worldwide. (Acquired January 2020.)

●	Komtek Forge LLC. Produces complex, highly engineered forgings for the most quality-conscious industries worldwide, including aerospace, defense and petrochemical. (Acquired January 2021.)

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Global-Tek Manufacturing LLC and Global-Tek Colorado LLC. Manufactures highly-engineered products for customers in the aerospace and defense industries, utilizing advanced machining technologies and highly automated anodizing processes. (Acquired March 2021.)

●	Emergency Hydraulics LLC. Provides hydraulic hoses, air tank assemblies and related products to manufacturers of firefighting trucks and other emergency vehicles. (Acquired July 2021.)

History

Our company was founded in 1910 and began trading publicly in 1959 as Hickok Incorporated. By fiscal year 2015, sales had declined to $5.8 million with mounting losses. The current management team was installed in 2016 under the leadership of Ambassador Edward F. Crawford.

Ambassador Crawford was previously Chairman and CEO of Park-Ohio Holdings Corp. (NASDAQ: PKOH), a $1.6 billion publicly-traded industrial supply chain logistics and diversified manufacturing business, employing over 7,000 people in 125 locations worldwide. Beginning in 1992, Ambassador Crawford built ParkOhio through a series of over 100 acquisitions, growing from a small $60 million manufacturing company into a successful worldwide conglomerate. He became the United States Ambassador to Ireland in 2019 and returned as our Chairman in early 2021. The disciplined processes and determined effort that built ParkOhio serve as the foundation of our company.

Chief Executive Officer Brian E. Powers joined our Board of Directors in 2014 to execute Ambassador Crawford’s vision. He became our CEO shortly after completing the acquisition of Federal Hose in 2016. We then began implementing an aggressive growth strategy, with a combination of profitable organic growth and successful integration of eight acquisitions. Chief Financial Officer John Daly joined our company in 2020 and helped to accelerate the acquisition process.

Competitive Strengths

We believe that our competitive strengths include:

Scalable Business Model

We are a highly decentralized organization, with key decision-making authority residing at the operating entity level. The corporate headquarters office consists of only four people: our Chief Executive Officer, Chief Financial Officer, and two junior support personnel. This team is focused on acquisitions, integration, capital allocation, and compliance. All other decisions are made at the local level. This decentralized philosophy is key to our rapid growth and scalability, as it enables our senior executives to focus on additional strategic acquisitions.

Disciplined Acquisition Process

Our acquisition process is based on the philosophy that we make money the day we purchase a company, not the day we sell it. In other words, we seek to build value for our shareholders immediately upon each acquisition and are not dependent on selling an acquired entity in any given time frame (or ever). This differentiates us from private equity buyers, our main source of competition for deals. We bring more to the table than just money; we bring experience, creativity, and a worldwide network of relationships built over many decades. Our deal process is based on several key considerations:

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We buy companies that are immediately accretive to earnings.  We are not afraid of “special situations” requiring extra integration efforts (like corporate carve outs, heavy customer concentration, etc.) but we do not target money-losing turnaround opportunities. Since each acquisition is accretive, our shareholder value in terms of share price and market cap should increase with each deal.

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We pay a fair price, but not a high price. Simply stated, we seek to buy companies at a lower multiple than the multiple at which we trade. The key driver in our acquisition model is internal rate of cash-on-cash return.

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We focus on the people as much as on the numbers. We believe that it is more important to bet on people than on spreadsheets or strategy. Strong management teams will find a way to win, even when circumstances are difficult. Thus, much of our due diligence is centered on evaluation of the managers who will stay after the transaction is closed. In the subsequent integration process, we build a succession plan with identified back-up options.

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We are differentiated from private equity buyers.  Because our main competition for deals is private equity, we must present sellers with a “value proposition” that makes us a more attractive buyer. Our acquisition targets are predominantly family-owned businesses that lack internal succession plans or where existing ownership is intent on exiting day-to-day responsibility for their businesses. Our stated intention in any acquisition is to leave the acquired entity as it is, as much as possible, with the same name, location, management team, customers and employees. Our job is to allocate capital to grow the business, not to interfere with local decision-making. We do not intend to relocate an acquired company, chop it up, merge it in, or re-sell it in five to seven years. Ideally, customers and employees will not even notice any changes upon acquisition. The sellers can hold their heads high, knowing that their managers, employees, customers and community are in good hands after the sale.

Experienced, Proven Leadership Team

Led by our Chairman, Ambassador Edward Crawford, and our Chief Executive Officer, Brian Powers, we have an experienced senior leadership team with a track record of successfully acquiring, operating, and strategically allocating capital to growing industrial businesses. Under Ambassador Crawford’s leadership, ParkOhio acquired more than 100 businesses, creating a leading, multi-national industrial and logistics conglomerate. Similarly, under the leadership of Brian Powers, we have completed eight acquisitions, growing our revenue from $5.8 million during fiscal year 2015 to $85.1 million in fiscal year 2020 and to $50.4 million in the first half of 2021.

Our Growth Strategies

Management believes that the continued successful implementation of the following strategies will drive growth in our revenue and profitability:

Disciplined, Proven Acquisition Strategy

We will continue to actively pursue acquisitions to generate both top-line and bottom-line growth. We are primarily focused on acquiring companies based in the United States that are immediately accretive to earnings. Our disciplined process is based on cash return expectations, with purchase multiples typically well below the multiple at which our Class A common shares trade. As a result, we believe that the near-term increase in our market capitalization and enterprise value post-acquisition should exceed the purchase price.

We have a steady and proprietary deal flow, sourced through our leadership team’s strong professional relationships that have been developed over decades. We emphasize acquisitions in our existing markets while remaining opportunistic in pursuing targets that would provide entry into new markets. For example, our initial acquisitions were intended to diversify our portfolio, including Federal Hose Manufacturing LLC in the industrial hose market, Air Enterprises in healthcare air handling systems, and CAD Enterprises, Inc. in aerospace. More recent acquisitions have been strategic add-ons – Marine Products International LLC and Emergency Hydraulics in adjacent hose markets; and Komtek Forge LLC and Global-Tek Manufacturing LLC in aerospace and defense.

Streamlined Integration to Allow Senior Leadership to Focus on Core Mission

We operate as a highly decentralized holding company. As a result, our integration strategy is relatively straightforward. We typically expect to make few changes to acquired businesses, so our senior leadership team does not become bogged down harmonizing systems and processes across our portfolio. During due diligence, we endeavor to ensure that each newly acquired company will fit seamlessly into our structure, without the need for constant, intensive involvement of our senior executives. To the extent possible, decision-making for operations, sales, and accounting remains at the operational level. We strive to centralize only capital allocation (including capital expenditure strategy), information technology (including network security), benefits administration, and financial controls.

Organic Growth through Strategic Vision and Optimized Capital Allocation

We strive to acquire companies that have the potential to grow organically with enhanced strategic and financial support from our senior leadership team. In addition to our financial resources, we believe that our senior executives and directors provide strategic insights to acquired businesses, leveraging extensive experience and a broad network of relationships across multiple end markets. While our senior leadership does not impose strict top-down management, our executives provide guidance and expertise as needed to help our business unit managers succeed. Once growth plans have been established through active collaboration between senior leadership and business-level management, we provide the capital to fund growth initiatives.

Operating Entities

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Crawford AE LLC d/b/a Air Enterprises (Akron, Ohio). Founded in 1964, Air Enterprises is a leader in custom engineered air handling solutions for commercial, industrial, and institutional needs, with significant market share in healthcare and education. Customers include the most highly-recognized hospitals in North America, as well as major colleges and universities. The company also provides solutions for our nation’s most significant historical landmarks and museums.

Air Enterprises is the preferred supplier for the toughest air handling applications. We believe that the company’s competitive advantage is based on being the highest-quality provider in the market, with all-aluminum air handling units utilizing top-rated fans, motors, and controls. Each project is custom designed to meet exact customer specifications. All products meet the highest testing and validation standards in the industry.

Air handling units can be built on site or in the factory, giving ultimate design and application flexibility. FactoryBilt® air handling units are custom engineered and manufactured in the company’s Akron, Ohio facility, then shipped to the construction site for installation. SiteBilt® projects are ideal for installation in tight, “inaccessible” spaces, including replacement or retrofit applications. Sub-assemblies are made of lightweight aluminum, allowing for easy transport through doorways, hallways and elevators for simplified on-site installation.

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CAD Enterprises, Inc. (Phoenix, Arizona). For over 40 years, CAD Enterprises has provided world-class machining solutions to customers around the globe. The company specializes in precision aerospace manufacturing, with a reputation for supplying highly complex parts to the most demanding customers. Utilizing state-of-the-art machining and welding technologies, CAD is an industry leader in providing complex components produced from nickel-based superalloys and stainless steels. The staff is comprised of technicians with years of service in the industry, possessing the know-how it takes to consistently deliver the highest quality machined components. CAD Enterprises provides customers with full engineering services through product development, process validation, and production scale up.

CAD provides complete end-to-end engineering, machining, grinding, welding, brazing, heat treat and assembly solutions. The experienced engineering staff provides technical support and manufacturing design assistance, utilizing multiple CAD/CAM platforms and tool path optimization software. With dedicated prototype and production capabilities, CAD can rapidly take projects from concept through production, seamlessly getting new products to market with precision and speed.

The company’s core machining capabilities include CNC horizontal turning, 5-axis horizontal milling, vertical milling, Swiss machining, water jet cutting. surface grinding, ID grinding, OD grinding, wire EDM, sinker EDM, and small hole EDM drilling. In-house special processes include electron beam welding, heat treating, vacuum brazing, gun drilling, tool grinding, lapping, pressure testing, bead blasting, and laser marking. The company has extensive experience working with a wide range of specialty alloys, including Hastelloy X, Inconel, titanium, cobalt, magnesium, aluminum, and stainless steel.

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Federal Hose Manufacturing LLC (Painesville, Ohio and Ocala, Florida). Founded in 1921, Federal Hose is a premium quality supplier of metal, silicone and hydraulic hoses to diverse industries throughout North America. The end markets include trucking, aerospace, locomotive, agriculture, petrochemical, and dry-bulk transfer.

The company manufactures flexible interlocking metal hose and distributes a full line of branded silicone and hydraulic hose products. Metal hoses of all sizes are made of stainless, galvanized and aluminized steel. These metal hoses can be smooth-bore or rough-bore, depending on customer requirements. Silicone hoses include heater, coolant, vacuum, and air handling applications. Hydraulic hoses include rubber and thermoplastic products in all sizes, as well as related fittings and fixtures.

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Marine Products International LLC (Eastlake, Ohio). Established in 1989, MPI distributes specialty rubber and plastic marine hose, primarily for the recreational boating industry worldwide. Large-scale manufacturers and small boat builders around the world rely on the company’s fully approved and certified marine hoses. Backed by independent product testing and award-winning customer service, MPI is a trusted resource to the commercial marine industry.

MPI provides a full line of hoses for fuel, ventilation, water and wet exhaust systems, as well as wire and cable conduit. Fuel hoses meet or exceed industry standards required by USCG, CE, EPA, CARB and NMMA. Water system hoses provide industry-leading resistance to heat, ozone, mild acids, and bilge oils. Wet exhaust hoses offer double the ozone resistance required by SAE J2006 standards, backed by independent product testing. Ventilation hoses offer excellent resistance to ozone, weather, sunlight, and flames.

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Komtek Forge LLC (Worcester, Massachusetts). For more than 85 years, Komtek has specialized in complex, highly engineered forgings for the most quality-conscious industries worldwide. Markets served include aerospace, industrial gas turbine, medical prosthetics, alternative energy, petrochemical, and defense. Utilizing Six Sigma and Lean Manufacturing methodologies, the engineering team constantly evaluates and implements continuous improvement within all processes. Quality certifications include ISO 9001:2015 and AS9100D, as well as Nadcap certification for Non-Destructive Testing.

The forge shop features programmable Banning hammers, providing the most consistent metallurgy and highest production quality in the industry. Rarely found in the United States, these Banning hammers provide superior quality and improved die wear. The controlled blow velocity is especially significant for manufacturing high temperature and super alloys. This unique equipment tightly controls the deformation process for achieving desired grain size requirements, while minimizing a production cycle to one heat. Depending on alloy and geometry, the size range is from less than one pound to 100 pounds, and from 5/16” rounds to 6” rounds.

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Global-Tek Manufacturing LLC and Global-Tek Colorado LLC (Ceiba, Puerto Rico and Longmont, Colorado). Global-Tek, founded in 2002, manufactures highly-engineered products for customers in the aerospace and defense industries, utilizing advanced machining technologies and highly automated anodizing processes. The company operates facilities in Ceiba, Puerto Rico and Longmont, Colorado. Utilizing state-of-the-art machining and anodizing technologies, the company is an industry leader in providing complex components produced from aluminum, stainless steel, and magnesium material.

The leadership team is comprised of experienced engineering and automation professionals, each with over twenty years in the industry. Global-Tek provides customers with full engineering services through product development, process validation, and production scale up. The company’s core capabilities are machining, anodizing and manganese phosphate processes. The CNC machining operation is technology driven in every aspect of production, including robotics, networking, tooling, fixturing, metrology, and employee training. The fully integrated and automated in-house anodizing process offers the highest quality Type II and Type III anodization. The in-house manganese phosphate process is fully automated, adding corrosion resistance and durability to steel components.

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Data Genomix LLC (Cleveland, Ohio). Founded in 2016, Data Genomix builds data-driven digital marketing solutions and social media advertising technologies designed to optimize online outreach. Utilizing a patented social media targeting and advertising system to communicate exclusively with the right people, Data Genomix is able to help attract higher quality leads, convert more clicks to customers, and increase name recognition. The company provides hands-on strategic marketing services, as well as self-serve advertising products for smaller marketers.

The company offers award-winning marketing technology that brings targeting, analytics, and demonstrable results to industries including political advertising and recruiting, as well as consumer outreach. Data Genomix specializes in hyper-targeted, person-based advertising, from strategy and data modeling to media buying and analytics. A team of data scientists and marketing professionals digitally sequence target audiences and match them to individual profiles across social media and online ad inventory. Employing probabilistic matching algorithms, Data Genomix ensures its patented identity resolution is best-in-class, connecting effective messaging with precise audiences. The company builds all of its campaigns to measure success based on key performance indicators and to produce timely reports with actionable insights.

Data Genomix utilizes multiple digital advertising and social media channels, including Facebook, Instagram, Twitter, Snapchat, LinkedIn, Google Ads, and connected TV. The company’s database includes up to 330 data points on over 194 million Americans.

DESCRIPTION OF CAPITAL STOCK

The following summary of certain provisions of our securities does not purport to be complete. You should refer to our Amended and Restated Articles of Incorporation and our Second Amended and Restated Code of Regulations, both of which are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The summary below is also qualified by provisions of applicable law.

General. The Company is authorized to issue 10,000,000 Class A common shares, no par value, 2,500,000 Class B common shares, no par value, and 1,000,000 serial preferred shares, no par value. As of August 16, 2021, there were 2,677,058 Class A common shares outstanding, 731,848 Class B common shares outstanding, and no serial preferred shares outstanding. All Class A and Class B common shares outstanding are fully paid and nonassessable. At August 16, 2021, there were 733,848 Class A common shares reserved for the share-for-share conversion rights of the Class B common shares and upon the exercise of outstanding stock options.

Voting. Class A common shares have one vote per share and Class B common shares have three votes per share, except under certain circumstances such as voting on voluntary liquidation and sale of substantially all of the Company’s assets.

Dividends. Holders of Class A and Class B common shares are entitled to dividends when and as declared by our Board of Directors out of funds legally available for dividends. Dividends of up to $0.10 per year, noncumulative, must be paid on the Class A common shares before any dividends may be paid on the Class B common shares. We do not currently pay any cash dividends and are not currently planning to pay cash dividends in the near future.

Liquidation. Upon a liquidation of the Company, our creditors and holders of our serial preferred shares with preferential liquidation rights will be paid before any distribution to holders of our common shares. The holders of common shares would be entitled to receive a pro rata distribution per share of any excess amount.

Serial Preferred Shares. Our Amended and Restated Articles of Incorporation empower our Board of Directors to issue up to 1,000,000 serial preferred shares from time to time in one or more series. Our Board of Directors may fix the voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences and the number of shares constituting any additional series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of our common shares or adversely affect the rights and powers, including voting rights, of the holders of our common shares without any further vote or action by the shareholders. The rights of holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of any serial preferred shares that may be issued by us in the future. The issuance of serial preferred shares could have the effect of delaying or preventing a change in control of us or make removal of management more difficult. Additionally, the issuance of serial preferred shares may have the effect of decreasing the market price of our common shares and may adversely affect the voting and other rights of the holders of common shares.

Anti-takeover Effects of Our Amended and Restated Articles of Incorporation and Our Second Amended and Restated Code of Regulations. Our Amended and Restated Articles of Incorporation and Second Amended and Restated Code of Regulations contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless that takeover or change in control is approved by our Board of Directors.

These provisions include:

Action by Written Consent. Our Second Amended and Restated Code of Regulations provides that shareholder action may be taken by written consent in lieu of a meeting of shareholders, provided such action is authorized by a writing or writings signed by all of the shareholders who would be entitled to notice of a meeting for such purpose.

Authorized but Unissued Shares. Our authorized but unissued common shares and serial preferred shares are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common shares and serial preferred shares could render more difficult or discourage an attempt to obtain control of a majority of our common shares by means of a proxy contest, tender offer, merger or otherwise.

Limitations on Liability and Indemnification of Officers and Directors. Our Second Amended and Restated Code of Regulations limits the liability of our directors to the fullest extent permitted by the Ohio General Corporation Law and provides that we will indemnify our directors and officers to the fullest extent permitted by such law.

Transfer Agent and Registrar. The transfer agent and registrar for our Class A common shares is Computershare, Inc., 462 South 4th Street, Suite 1600, Louisville, KY 40202.

SHARES ELIGIBLE FOR FUTURE SALE

Our Class A common shares are currently quoted on the OTC Pink Open Market under the symbol “CRAWA.” We have applied to list our Class A common shares on The Nasdaq Capital Market under the symbol “CUC.” No assurance can be given that our application will be approved or that a trading market will develop.

Our Class A common shares are generally considered to be “thinly-traded.” We cannot assure you that a liquid trading market for our Class A common shares will be developed or sustained after this offering. The sale of a substantial amount of our Class A common shares in the public market after this offering could adversely affect the prevailing market price of our Class A common shares.

Upon completion of this offering, we expect to have              Class A common shares outstanding, excluding any shares issued pursuant to the underwriters’ overallotment option. All of the Class A common shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including the exemption provided by Rule 144 under the Securities Act.

Lock-Up Agreements

In connection with this offering, we and our executive officers and directors agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares without the prior written consent of the Representative, for a period of 90 days after the date of the pricing of the offering. See “Underwriting.”

Rule 144

Generally, Rule 144 provides that an affiliate who has beneficially owned restricted shares of Class A common shares for at least six months will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

●	1% of the number of our Class A common shares then outstanding, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of the Class A common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

In addition, sales under Rule 144 are subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.

If any person who is deemed to be our affiliate purchases Class A common shares in this offering or acquires Class A common shares pursuant to one of our employee benefits plans, sales under Rule 144 of the shares held by that person will be subject to the volume limitations and other restrictions described in the preceding two paragraphs.

In general, under Rule 144, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Registration on Form S-8

We have filed registration statements on Form S-8 under the Securities Act to register Class A common shares issuable under our equity incentive plans. As a result, shares issued pursuant to such equity incentive plans, including upon the vesting or exercise of equity awards, will be eligible for resale in the public market without restriction, subject to the Rule 144 limitations applicable to affiliates and the lock-up period described above, as applicable.

Equity Incentive Awards

As of August 16, 2021, 229,300 Class A common shares were reserved for issuance under our equity incentive plans, including outstanding stock options to purchase 2,000 Class A common shares, all of which were exercisable, and 227,300 Class A common shares available for issuance as future awards under our equity incentive plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of certain material U.S. federal income tax considerations with respect to the ownership and disposition of our Class A common shares applicable to non-U.S. holders who acquire our securities in this offering. This discussion is based on current provisions of the Internal Revenue Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder and administrative rulings, pronouncements and court decisions all in effect as of the date hereof, and all of which are subject to change at any time, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, and do not intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income tax considerations relating to the purchase, ownership or disposition of our securities.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of Class A common shares that is not, for U.S. federal income tax purposes, a partnership or any of the following:

●	an individual who is a citizen or resident of the United States;

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a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common shares, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding our Class A common shares should consult their tax advisors.

This discussion assumes that a non-U.S. holder holds our Class A common shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, banks, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” traders in securities that elect mark-to-market accounting for their securities holdings, insurance companies, tax-exempt entities, governmental organizations and any agencies or instrumentalities thereof, holders who acquired our securities pursuant to the exercise of employee stock options or otherwise as compensation, qualified foreign pension funds (or any entities all of the interests of which are held thereby), entities or arrangements treated as partnerships for U.S. federal income tax purposes or other pass-through entities (including S Corporations, trusts and investors therein), regulated investment companies and real estate investment trusts, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, holders who hold our securities as part of a hedge, straddle, constructive sale or conversion transaction), persons who do not hold our securities as a capital asset within the meaning of Section 1221 of the Code, tax-qualified retirement plans and persons that own, or are deemed to own, more than five percent of our capital stock. In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal estate and gift taxes, or any U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of our Class A common shares.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON SHARES. WE RECOMMEND THAT PROSPECTIVE HOLDERS OF OUR CLASS A COMMON SHARES CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS OR ANY APPLICABLE TAX TREATY) OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON SHARES.

Distributions

In general, any distributions we make to a non-U.S. holder with respect to our Class A common shares it holds that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder within the United States). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the non-U.S. holder’s adjusted basis in its Class A common shares and, to the extent it exceeds the non-U.S. holder’s adjusted basis in its Class A common shares, as gain from the sale or exchange of such shares. Any such gain will be subject to the treatment described below under “—Gain on Sale or Other Disposition of Our Class A Common Shares.”

Subject to the discussion below regarding “—Foreign Account Tax Compliance,” distributions effectively connected with a U.S. trade or business (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder within the United States) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification, disclosure and reporting requirements (including providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption). Instead, such distributions generally will be subject to U.S. federal income tax on a net income basis, at the rates and in the same manner as if the non-U.S. holder were a United States person. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments.

Gain on Sale or Other Disposition of Our Class A Common Shares

In general, a non-U.S. holder will not be subject to U.S. federal income or, subject to the discussion below under the headings “—Information Reporting and Backup Withholding” and “—Foreign Account Tax Compliance,” withholding tax on any gain realized upon the sale or other disposition of our Class A common shares unless:

●

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

●

the non-U.S. holder is an individual and is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the sale or disposition and certain other conditions are satisfied; or

●

our Class A common shares constitute a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result, such gain is treated as being effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the first bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the first bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A common shares continue to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common shares, more than 5% of our Class A common shares will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Class A common shares as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A common shares were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A common shares (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common shares.

Information Reporting and Backup Withholding

Generally, we or certain financial middlemen must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently, at a rate of 24%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or W-8BEN-E, or otherwise establishes an exemption.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a sale or disposition of our Class A common shares effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the non-U.S. holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other appropriate IRS Form W-8), as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of sale or disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance

Sections 1471 through 1474 of the Code and the U.S. Treasury regulations thereunder (commonly referred to as “FATCA”) impose withholding at a 30% rate on certain types of “withholdable payments” (including dividends paid on stock in a U.S. corporation) made to a “foreign financial institution” or to a “non-financial foreign entity” (each as defined in the Code) (whether such foreign financial institution or non-financial foreign entity is the beneficial owner or an intermediary), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it generally must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities (as defined in applicable U.S. Treasury regulations), annually report certain information about such accounts and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under the section titled “—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax.

FATCA withholding currently applies to payments of dividends on our Class A common shares. In late 2018, the U.S. Department of the Treasury released proposed regulations, however, that, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to gross proceeds from sales or other dispositions of our Class A common shares. In its preamble to such proposed regulations, the U.S. Department of the Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

An intergovernmental agreement between the United States and the non-U.S. holder’s country of residence may modify the requirements described in this section. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common shares.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S., OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

UNDERWRITING

B. Riley Securities, Inc. (the “Representative”) is acting as representative of the underwriters of the offering. We have entered into an underwriting agreement dated               , 2021 with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of Class A common shares listed opposite its name in the following table:

Underwriters	Number of Shares
B. Riley Securities, Inc.
Total

The underwriters are committed to purchase all of the Class A common shares offered by us, other than those covered by the overallotment option to purchase additional Class A common shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the Class A common shares subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment Option

We have granted the underwriters an overallotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase up to an aggregate of                additional Class A common shares (equal to 15% of the Class A common shares sold in the offering) at the public offering price per share, less underwriting discounts and commissions, solely to cover overallotments, if any. If this option is exercised in full, the total price to the public will be $             and the total net proceeds, before expenses, to us will be $            .

Commissions, Discounts and Expenses

The Representative has advised us that the underwriters propose to offer the Class A common shares to the public initially at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After this offering, the initial public offering price and concession may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The per share price of Class A common shares is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The Representative has informed us that the underwriters do not intend to confirm sales to any accounts over which the underwriters exercise discretionary authority.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ overallotment option to purchase additional shares.

	Per Share	Total Without Exercise of Option	Total With Exercise of Option
Public offering price	$	$	$
Underwriting discounts and commissions payable by us	$	$	$
Proceeds to us, before expenses	$	$	$

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            . We have agreed to reimburse the underwriters for certain reasonable out-of-pocket expenses, including up to $100,000 of legal fees of underwriters’ counsel.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

We have agreed, subject to limited exceptions, for a period of 90 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, any Class A common shares or any securities convertible into or exchangeable for our Class A common shares either owned as of the date of the underwriting agreement or thereafter acquired, without the prior written consent of the Representative. These restrictions on future issuances are subject to exceptions for (i) the issuance of our Class A common shares sold in this offering, (ii) the issuance of our common shares upon the exercise of existing options and the vesting of restricted stock awards, and (iii) the issuance of employee stock options and the grant of restricted stock awards or restricted stock units pursuant to our equity incentive plans. The Representative may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

In addition, each of our directors and executive officers is entering into a lock-up agreement with the Representative. Under the lock-up agreements, the directors and executive officers may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any of our Class A common shares or securities convertible into or exchangeable for our Class A common shares, or publicly announce any intention to do any of the foregoing, without the prior written consent of the Representative, for a period of 90 days. This consent may be given at any time without public notice. These restrictions on future dispositions by our directors and executive officers are subject to exceptions for (i) bona fide gifts and (ii) transfers to any trust for the direct or indirect benefit of immediate family members, or to certain affiliates, in each case so long as the transferee agrees to be bound by these restrictions.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters, or by their respective affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by any underwriter is not part of this prospectus, the related registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●

Overallotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option and/or purchasing shares in the open market.

●

Syndicate covering transactions generally involve purchases of shares of the Class A common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. If the underwriters sell more shares than could be covered by the overallotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the security originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common shares or preventing or retarding a decline in the market price of the Class A common shares. As a result, the price of our Class A common shares may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A common shares. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Other

The underwriters and/or their respective affiliates may in the future provide various investment banking and other financial services for us for which services they may in the future receive customary fees. Except for services provided in connection with this offering, the underwriters have not provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus and we do not expect to retain the underwriters to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Notice to Prospective Investors in Canada (Alberta, British Columbia, Manitoba, Ontario and Québec Only)

This document constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of common shares described herein (the “Securities”). No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the Securities and any representation to the contrary is an offence.

Canadian investors are advised that this document has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this document is exempt from the requirement that the issuer and the underwriters in the offering provide Canadian investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as may otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the Securities in Canada are being made on a private placement basis only and are exempt from the requirement that the issuer prepare and file a prospectus under applicable Canadian securities laws. Any resale of Securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Securities outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the Securities will be deemed to have represented to the issuer, the underwriters and each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this document does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the Securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the Securities or with respect to the eligibility of the Securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Personal Information

We and the representative hereby notify prospective Canadian purchasers that: (a) we may be required to provide personal information pertaining to the purchaser as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number, email address, if provided, and the number and type of securities purchased, the total purchase price paid for such securities, the date of the purchase and specific details of the prospectus exemption relied upon under applicable securities laws to complete such purchase) (“personal information”), which Form 45-106F1 may be required to be filed by us under NI 45-106, (b) such personal information may be delivered to the securities regulatory authority or regulator in accordance with NI 45-106, (c) such personal information is being collected indirectly by the securities regulatory authority or regulator under the authority granted to it under the securities legislation of the applicable legislation, (d) such personal information is collected for the purposes of the administration and enforcement of the securities legislation of the applicable jurisdiction, and (e) the purchaser may contact the applicable securities regulatory authority or regulator by way of the contact information provided in Schedule 2 to Form 45-106F1. Prospective Canadian purchasers that purchase securities in this offering will be deemed to have authorized the indirect collection of the personal information by each applicable securities regulatory authority or regulator, and to have acknowledged and consented to such information being disclosed to the Canadian securities regulatory authority or regulator, and to have acknowledged that such information may become available to the public in accordance with requirements of applicable Canadian laws.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

Notice to Prospective Investors in the European Economic Area and the United Kingdom

In relation to the Member States of the European Economic Area and the United Kingdom (each, a “Relevant State”), no offer of our common shares which are the subject of the offering contemplated by this prospectus to the public may be made in that Relevant State other than:

•	to any legal entity that is a qualified investor as defined in the Prospectus Regulation;
•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the relevant representative or representatives nominated by us for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of our common shares described in this prospectus shall result in a requirement for the publication of a prospectus, by us or any of the underwriters, pursuant to Article 3 of the Prospectus Regulation.

Each purchaser of our common shares described in this prospectus located within a Relevant State will be deemed to have represented, acknowledged and agreed that (1) it is a “qualified investor” within the meaning of the Prospectus Regulation; and (2) in the case of any common shares acquired by it as a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the common shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, as that term is defined in the Prospectus Regulation, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or where common shares have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those common shares to it is not treated under the Prospectus Regulation as having been made to such persons. For purposes of this provision, the expression an “offer to the public” in relation to our common shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase or subscribe to the shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

We and the underwriters have not authorized and do not authorize the making of any offer of our common shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of our common shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters. References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

Additional Notice to Prospective Investors in the United Kingdom

The communication of this prospectus and any other document or materials relating to the issue of our common shares offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended, or the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Financial Promotion Order), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, our common shares offered hereby are only available to, and any investment or investment activity to which this prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents. Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of our common shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to our common shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common shares in Germany. Consequently, the common shares may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common shares to the public in Germany or any other means of public marketing. The common shares are being offered and sold in Germany only to qualified investors which are referred to in Section 3 paragraph 2 no. 1, in connection with Section 2 no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

LEGAL MATTERS

The validity of the Class A common shares offered in this prospectus has been passed upon for us by Calfee, Halter & Griswold LLP, Cleveland, Ohio. Certain legal matters in connection with this offering will be passed upon for the underwriters by Nelson Mullins Riley & Scarborough LLP, Washington, D.C.

EXPERTS

The financial statements, as of and for the years ended December 31, 2020 and December 31, 2019 incorporated by reference in this prospectus and Registration Statement have been audited by Meaden & Moore, Ltd., an independent registered public accounting firm, as stated in their report incorporated herein by reference, and are incorporated in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits filed with the registration statement.

We are subject to the information requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov or through our website at www.crawfordunited.com. Information contained on our website is not considered to be a part of, nor incorporated by reference in, this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. We incorporate by reference the documents listed below that we have filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than information “furnished” rather than “filed”):

(a)	Our annual report on Form 10-K for our fiscal year ended December 31, 2020, filed with the SEC on March 17, 2021;

(b)	Our quarterly report on Form 10-Q for our fiscal quarter ended March 31, 2021, filed with the SEC on May 11, 2021;

(c)	Our quarterly report on Form 10-Q for our fiscal quarter ended June 30, 2021, filed with the SEC on August 10, 2021;

(d)	Our current reports on Form 8-K, filed with the SEC on January 21, 2021, March 5, 2021, April 1, 2021, June 1, 2021, and August 17, 2021; and

(e)	Our definitive proxy statement on Schedule 14A for our annual meeting of shareholders, filed with the SEC on April 15, 2021.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We will not make offers to sell these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other that the date of those respective documents.

CRAWFORD UNITED CORPORATION

Class A Common Shares

PRELIMINARY PROSPECTUS

B. Riley Securities

                , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by us in connection with the preparation and filing of this registration statement. All amounts are estimates subject to future contingencies except the SEC registration statement filing fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The Nasdaq Capital Market application and listing fee.

SEC Registration Fee	$4,392
FINRA Filing Fee	$6,538
Nasdaq Listing Fee	$50,000
Accounting Fees and Expenses	$4,000
Legal Fees and Expenses	$250,000
Printing Expenses and Transfer Agent Fees	$10,000
Miscellaneous	$10,000
Total Expenses	$334,930

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

General Corporation Law

Section 1701.13(E) of the Ohio Revised Code sets forth the conditions and limitations governing a corporation’s indemnification of officers, directors and other persons. Section 1701.13(E) provides that a corporation shall have the power to indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation in a similar capacity with another corporation or other entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if he or she acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

With respect to a suit by or in the right of the corporation, indemnity may be provided to the foregoing persons under Section 1701.13(E) on a basis similar to that set forth above, except that no indemnity may be provided in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and to the extent that the court of common pleas or the court in which such action, suit or proceeding was brought determines that despite the adjudication of liability but in view of all the circumstances of the case such person is entitled to indemnity for such expenses as the court deems proper.

Moreover, Section 1701.13(E) provides for mandatory indemnification of a director, officer, employee or agent of the corporation to the extent that such person has been successful in defense of any such action, suit or proceeding and provides that a corporation shall pay the expenses of an officer or director in defending an action, suit or proceeding upon receipt of an undertaking to repay such amounts if it is ultimately determined that such person is not entitled to be indemnified. Section 1701.13(E) establishes provisions for determining whether a given person is entitled to indemnification, and also provides that the indemnification provided by or granted under Section 1701.13(E) is not exclusive of any rights to indemnity or advancement of expenses to which such person may be entitled under any articles, regulations, agreement, vote of shareholders or disinterested directors or otherwise.

The general effect of Article V of the Company’s Second Amended and Restated Code of Regulations is to provide for the indemnification of its directors, officers and employees to the fullest extent permitted by applicable law, on terms generally consistent with the statutory authority in Section 1701.13(E) of the Ohio Revised Code. Article V further provides that such indemnification is not exclusive of any other rights to which those seeking indemnification may be entitled, including under the Company’s Amended and Restated Articles of Incorporation or any agreement, vote of shareholders or disinterested directors or otherwise.

Liability Insurance and Indemnification Agreements

Our directors and officers are covered under directors’ and officers’ liability insurance policies maintained by us, insuring such persons against various liabilities. In addition, we have entered into indemnification agreements with certain of our officers, directors and key employees.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On January 15, 2021, the Company issued 60,000 Class A common shares to the sellers in connection with the Company’s acquisition of Komtek Forge at an implied price of $17.65 per share. The Company issued the shares in reliance on the exemption from registration provided for under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), as the issuance was made to investors believed to be “accredited investors” within the meaning of Rule 501 of Regulation D under the Securities Act, and did not involve a public offering.

On December 18, 2019, the Company issued 75,000 Class B common shares and 251,489 Class A common shares to Roundball LLC (“Roundball”) following the Company’s receipt on December 11, 2019, of a notice from Roundball of its exercise of the conversion option in respect of $466,880 of the principal and interest amount outstanding under a promissory note between the Company and Roundball, thereupon retiring all outstanding debt incurred and accrued interest under the promissory note.

The Company issued the Class B common shares and the Class A common shares upon conversion of $466,880 borrowed under the promissory note in reliance upon the exemption from registration provided for under Section 3(a)(9) of the Securities Act, as the issuance was made to an existing security holder, there was no consideration paid for the shares, and no commission or other remuneration was paid.

On December 11, 2019, the Company issued 100,000  Class A common shares at an exercise price of $2.50 per share to Roundball, resulting in an aggregate exercise price of $250,000 related to the exercise of warrants issued pursuant to a warrant agreement between the Company and Roundball. The Company issued the shares in reliance on the exemption from registration provided for under Section 4(a)(2) of the Securities Act, as the issuance was made to a single existing security holder believed to be an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, and did not involve a public offering.

On July 9, 2019, the Company issued 100,000 Class B common shares to First Francis Company Inc. (“First Francis”) following the Company’s receipt on July 9, 2019, of a notice from First Francis of its exercise of its conversion option in respect of $648,000 of the principal and interest amount outstanding under a promissory note between the Company and First Francis, thereupon retiring $623,611 of outstanding debt incurred and $24,389 of accrued interest under the promissory note.

The Company issued the Class B common shares upon conversion of $648,000 borrowed under the promissory note in reliance on the exemption from registration provided for under Section 3(a)(9) of the Securities Act as the issuance was made to an existing security holder, there was no consideration paid for the Class B common shares and no commission or other remuneration was paid.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
2.1

Agreement and Plan of Merger, dated January 8, 2016, by and among First Francis Company Inc., Federal Hose Manufacturing LLC, Edward F. Crawford, Matthew V. Crawford, the Company and Federal Hose Merger Sub, Inc. (incorporated herein by reference to the appropriate exhibit to the Company’s Form 8-K as filed with the Commission on January 12, 2016).

2.1.1

Asset Purchase Agreement dated June 1, 2017, among Hickok Acquisition A LLC, Air Enterprises Acquisition LLC, A. Malachi Mixon, III and William M. Weber (incorporated herein by reference to the appropriate exhibit to the Company’s Form 8-K filed with the Commission on June 5, 2017).

2.1.2

Asset Purchase Agreement, effective as of June 1, 2018, by and among Buyer, the Company, Supreme, Waekon Corporation and Robert L. Bauman (incorporated herein by reference to the appropriate exhibit to the Company’s Form 8-K as filed with the Commission on June 6, 2018).

2.1.3

Share Purchase Agreement, entered into as of July 5, 2018, by and among the Company, CAD Enterprises, Inc. and the Sellers’ Representative (incorporated herein by reference to the appropriate exhibit to the Company’s Form 8-K as filed with the Commission on July 6, 2018).

2.1.4

Asset Purchase Agreement, entered into as of April 19, 2019, by and between Hickok Operating LLC and Data Genomix, Inc.  (incorporated herein by reference to the appropriate exhibit to the Company’s Form 8-K as filed with the Commission on April 23, 2019).

2.1.5

Asset Purchase Agreement, entered into as of January 1, 2020, by and among the Crawford United Acquisition Company, LLC, MPI Products, Inc. (dba Marine Products International), the Seller Parties (as defined therein) and Dennis Koch, in his capacity as the Sellers Parties’ Representative (incorporated herein by reference to the appropriate exhibit to the Company’s Form 8-K as filed with the Commission on January 7, 2020).

2.1.6

Membership Interest and Purchase Agreement, entered into as of January 15, 2021, by and among CAD and the Sellers (incorporated herein by reference to the appropriate exhibit to the Company’s Form 8-K as filed with the Commission on January 21, 2021).

2.1.7

Membership Interest and Asset Purchase Agreement, effective as of March 1, 2021, by and among the Company, the Sellers and the Sellers’ Representative (incorporated herein by reference to the appropriate exhibit to the Company’s Form 8-K as filed with the Commission on March 5, 2021).

3.1	Amendment to Amended and Restated Articles of Incorporation (incorporated herein by reference to the appropriate exhibit to the Company’s Form 8-K as filed with the Commission on May 21, 2019).
3.2	Amended and Restated Articles of Incorporation (incorporated herein by reference to the appropriate exhibit to the Company’s Form 10-K as filed with the Commission on January 14, 2013).
3.3	Second Amended and Restated Code of Regulations (incorporated herein by reference to the appropriate exhibit to the Company’s Form 8-K as filed with the Commission on May 21, 2019).
5.1	Opinion of Calfee, Halter & Griswold LLP*
10.1

Hickok Incorporated 2010 Outside Directors Stock Option Plan (incorporated herein by reference to Appendix A of the Company’s definitive proxy statement for its 2010 annual meeting of shareholders as filed with the Commission on January 26, 2010).

10.2

Revolving Credit Agreement, dated June 3, 2016 between the Company and First Francis Company Inc. (incorporated herein by reference to the appropriate exhibit to the Company’s Form 8-K filed with the Commission on June 7, 2016).

10.3

Revolver Credit Promissory Note, dated June 3, 2016, between the Company and First Francis Company Inc. (incorporated herein by reference to the appropriate exhibit to the Company’s Form 8-K filed with the Commission on June 7, 2016).

10.4

Revolving Credit Promissory Note, dated June 27, 2016, between the Company and First Francis Company Inc. (incorporated herein by reference to the appropriate exhibit to the Company’s Form 8-K filed with the Commission on June 30, 2016).

10.5

Credit Agreement, dated June 1, 2017, among Hickok Incorporated, Hickok Acquisition A LLC, Supreme Electronics Corp., Federal Hose Manufacturing LLC, Waekon Corporation, Hickok Operating LLC and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on June 5, 2017).

10.6

First Amendment to Promissory Note entered into as of July 5, 2018 between Hickok Incorporated and First Francis Company, Inc. with respect to Promissory Note in the original principal amount of $2,000,000. (incorporated herein by reference to the appropriate exhibit to the Company’s Form 8-K filed with the Commission on July 11, 2018).

10.7

First Amendment to Promissory Note entered into as of July 5, 2018 between Hickok Incorporated and First Francis Company, Inc. with respect to Promissory Note in the original principal amount of $2,768,662. (incorporated herein by reference to the appropriate exhibit to the Company’s Form 8-K filed with the Commission on July 11, 2018).

10.8	Amended and Restated 2013 Omnibus Equity Plan (incorporated herein by reference to the appropriate exhibit to the Company’s Form 8-K as filed with the Commission on May 14, 2019).
21	Subsidiaries of the Registrant (incorporated herein by reference to the appropriate exhibit to the Company’s Form 10-K as filed with the Commission on March 17, 2021).
23.1	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm**
23.2	Consent of Calfee, Halter & Griswold LLP (filed as a part of Exhibit 5.1)*
24	Power of Attorney (included on the signature page hereto)**

* To be filed by amendment

** Filed or furnished herewith

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on August 23, 2021.

CRAWFORD UNITED CORPORATION

By:	/s/ Brian E. Powers
Brian E. Powers
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian E. Powers and John P. Daly, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 23, 2021.

Signature	Title

/s/ Brian E. Powers	President and Chief Executive Officer, and Director (Principal Executive Officer)
Brian E. Powers

/s/ John P. Daly	Chief Financial Officer (Principal Financial and Accounting Officer)
John P. Daly

/s/ Edward F. Crawford	Chairman of the Board
Edward F. Crawford

/s/ Matthew V. Crawford	Director
Matthew V. Crawford

/s/ Steven H. Rosen	Director
Steven H. Rosen

/s/ Kirin M. Smith	Director
Kirin M. Smith

/s/ Luis E. Jimenez	Director
Luis E. Jimenez

/s/ James W. Wert	Director
James W. Wert